LaSalle Global Trust Services

135 S. LaSalle Street, Suite 1625
Chicago, IL 60603
USA

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	15-Aug-08
Payment Date:	15-Aug-08
Prior Payment:	15-Feb-08
Next Payment:	17-Feb-09
Record Date:	12-Aug-08

Administrator:
Candice Lash 312.992.5440
candice.lash@lasallegts.com

Analyst:
Kalan Jablonski 714.259.6240
kalan.jablonski@lasallegts.com

Reporting Package Table of Contents

Issue Id:	TILES601
Monthly Data File Name:	TILES601_200808_3.ZIP

Closing Date:	15-Feb-2006
First Payment Date:	15-Aug-2006
Rated Final Payment Date:	15-Feb-2034
Determination Date:	15-Aug-2008

Trust Collection Period
2/16/2008 - 8/15/2008

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated

Rating Agency: Standard & Poor's Ratings Services

Information is available for this issue from the following sources

LaSalle Global Trust Services Web Site	www.etrustee.net
LaSalle Global Trust Services Web Site Factor Line	800.246.5761

LaSalle Global Trust Services

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

WAC: 3.950000%
WAMM: 306

Statement Date: 15-Aug-08
Payment Date: 15-Aug-08
Prior Payment: 15-Feb-08
Next Payment: 17-Feb-09
Record Date: 12-Aug-08

Grantor Trust

Class CUSIP	Original Face Value (1)	Opening Balance Per $ 1000	Principal Payment Per $ 1000	Principal Adj. or Loss Per $ 1000	Negative Amortization Per $ 1000	Closing Balance Per $ 1000	Interest Payment (2) Per $ 1000	Interest Adjustment Per $ 1000	Pass-Through Rate Next Rate(3)
UNITS 89465GAA3	12,700,000.00	12,700,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	12,700,000.00 1000.000000000	250,825.00 19.750000000	0.00 0.000000000	3.9500000000% 4.1900000000%
Total	12,700,000.00	12,700,000.00	0.00	0.00	0.00	12,700,000.00	250,825.00	0.00	

Total P&I Payment	250,825.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated. * Denotes Controlling Class*

LaSalle Global Trust Services

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	15-Aug-08
Payment Date:	15-Aug-08
Prior Payment:	15-Feb-08
Next Payment:	17-Feb-09
Record Date:	12-Aug-08

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	250,825.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Less Other Interest Not Advanced	0.00
Less Other Adjustment	0.00
Total	250,825.00
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Non Recoverable Advances	0.00
Misc. Fees & Expenses	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	250,825.00

Less Fees & Expenses Paid By/To Trust

Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	250,825.00

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	250,825.00
Remittance P&I Due Certs	250,825.00

Pool Balance Summary

	Balance	Count
Beginning Pool	12,700,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	12,700,000.00	1

Non-P&I Servicing Advance Summary

	Amount
Prior Outstanding	0.00
Plus Current Period	0.00
Less Recovered	0.00
Less Non Recovered	0.00
Ending Outstanding	0.00

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

Cumulative Prepayment Consideration Received

Prepayment Premiums	0.00
Yield Maintenance	0.00
Other Interest	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

LaSalle Global Trust Services

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date: 15-Aug-08
Payment Date: 15-Aug-08
Prior Payment: 15-Feb-08
Next Payment: 17-Feb-09
Record Date: 12-Aug-08

Bond Interest Reconciliation Detail

Class	Accrual Method	Accrual Days	Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support Original	Credit Support Current (1)
UNITS	30/360	180	12,700,000.00	3.9500000000%	250,825.00	0.00	0.00	250,825.00	250,825.00	0.00	0.00	NA	NA
					250,825.00	0.00	0.00	250,825.00	250,825.00	0.00	0.00		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date: 15-Aug-08
Payment Date: 15-Aug-08
Prior Payment: 15-Feb-08
Next Payment: 17-Feb-09
Record Date: 12-Aug-08

Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
UNITS	15-Feb-2008	15-Aug-2008	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	250,825.00	250,825.00
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	250,825.00	250,825.00

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

LaSalle Global Trust Services

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	15-Aug-08
Payment Date:	15-Aug-08
Prior Payment:	15-Feb-08
Next Payment:	17-Feb-09
Record Date:	12-Aug-08

Other Related Information

Swap Information

Swap Receipents	Swap Amount Received	Next Swap Rate
TILES Trust No. 2006-1	250,825.00	4.190%

Underlying Information

Name	Goldman Sachs Capital I 6.345% Capital Securities due February 15, 2034
Cusip	38143VAA7
Balance	$12,700,000
Current Rate	6.300%
Next Rate	6.300%
Amount Received	$400,050
Ratings Moody/S&P/Fitch	A1/A/NR

LaSalle Global Trust Services

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	15-Aug-08
Payment Date:	15-Aug-08
Prior Payment:	15-Feb-08
Next Payment:	17-Feb-09
Record Date:	12-Aug-08

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

LaSalle Global Trust Services

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	15-Aug-08
Payment Date:	15-Aug-08
Prior Payment:	15-Feb-08
Next Payment:	17-Feb-09
Record Date:	12-Aug-08

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
UNITS	89465GAA3	NR	NR	A-			

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

LaSalle Global Trust Services

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	15-Aug-08
Payment Date:	15-Aug-08
Prior Payment:	15-Feb-08
Next Payment:	17-Feb-09
Record Date:	12-Aug-08

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..